Exhibit 99.1

For further information, please contact: Volker Braun, EVP Head of Global Investor Relations &
ESG,volker.braun@evotec.com, Phone +49 (0)40 228 999 338, Mobil +49.(0)40 228 999 338,
www.evotec.com

interim STATEMENT 9M 2024

HIGHLIGHTS

▶	SUCCESSFUL EXTENSIONS AND EXPANSIONS OF STRATEGIC COLLABORATIONS WITH SANDOZ AND BMS

▶	NEW PARTNERSHIP WITH NOVO NORDISK IN CELL THERAPY

▶	GOOD ORDER TREND IN DISCOVERY DESPITE STILL CHALLENGING MARKETS

▶	EXCELLENT GROWTH PERFORMANCE AT JUST - EVOTEC BIOLOGICS; GRAND OPENING OF J. POD FACILITY IN TOULOUSE, FRANCE

▶	CONTINUED WEAK MARKET AND OVERCAPACITY CONTINUES TO AFFECT RESULTS

▶	PRIORITY RESET PROGRESSING ACCORDING TO PLAN

▶	GUIDANCE CONFIRMED

SEGMENTS WITH DIFFERENT GROWTH DYNAMICS

▶	Group revenues decreased by (1)% to € 575.7 m (9M 2023: € 580.1 m)

▶	Total Shared R&D revenues decreased by (12)% to € 447.1 m (9M 2023: € 506.1 m, due to a challenging market environment; Just — Evotec Biologics revenues increased by 74% to € 128.7 m (9M 2023: € 74.1 m)

▶	Adjusted Group EBITDA totalled € (6.0) m (9M 2023: € 50.2 m) driven by a mismatch between revenues and cost base in the Shared R&D segment as well as costs related to the expansion of operations of Just —Evotec Biologics.

POSITIVE DEVELOPMENTS OF STRATEGIC ALLIANCES

▶	Extension and expansion of tech partnership with Sandoz for development and commercial manufacturing of biosimilars

▶	Expansion of proteomics partnership with Bristol Myers Squibb (“BMS”) based on the pipeline of molecular glue degraders in fields beyond oncology, triggering programme-based payment of US$ 50 m to fund further research

▶	New technology development partnership with Novo Nordisk to support next-generation cell therapies

▶	New multi-year master research collaboration and option and license agreement with Pfizer, initially focusing on early discovery research for metabolic and infectious diseases

▶	65LAB and Duke-NUS award US$ 1.85 million to combat chronic inflammation

▶	Further progress made in strategic neuroscience collaboration with Bristol Myers Squibb, payments of US$ 25 m received

▶	Strong progress in strategic protein degradation partnership with Bristol Myers Squibb (Onco), performance-based and programme-based payments of in total US$ 75 m. Revenue will be recognized over time.

▶	Collaboration with X-Chem to access DNA-encoded library (“DEL”) to expand hit-finding options interim STATEMENT 9M 2024

CORPORATE

▶	Grand opening of cutting-edge biologics facility J.POD Toulouse, France (EU) on 20 September 2024

▶	Priority reset for future growth on track to achieve expected annualized adjusted EBITDA improvement of over €40 m starting in H2 2024, through

°	Exit of gene therapy and closure of Orth, Austria and Chemistry activities in Marcy (Lyon)

°	In the first half of 2024 the group decided that the operation of Halle/Westphalia, Germany is no longer considered a core activity. As Evotec divested the business activities of Evotec DS on 2 November 2024, the operations of Evotec DS were reclassified as held for sale as of 30 September 2024 (see “5. Reorganization”)

°	Benefits from global purchasing optimisation programme

°	Identified headcount reduction potential of approximately 400 roles across the global footprint; -50% of role reduction completed; Agreement reached in Germany with workers council on role reduction terms and conditions

°	Reduction of physical footprint through surrendering of certain lease agreements

°	One-off costs related to priority reset measures further refined: € 62.3 m have been recognized as of Q3, comparing with initial provision of € 68.5 m as of 30 June 2024

▶	Dr Matthias Evers steps down as Chief Business Officer effective 01 October 2024

BUSINESS OUTLOOK FOR FULL-YEAR 2024 CONFIRMED

▶	Group revenues expected in the range of € 790 – 820 m (2023: € 781.4 m).

▶	R&D expenditures are expected in a range of € 50 – 60 m (2023: € 64.8 m).

▶	Adjusted Group EBITDA is expected to reach € 15 – 35 m (2023: € 66.4 m).

interim STATEMENT 9M 2024

FINANCIAL HIGHLIGHTS

The following table provides an overview of the financial performance in the first nine months of 2024 compared to the same period in 2023.

Key figures of consolidated income statement

Evotec SE & subsidiaries — First nine months of 2024

In k€	9M 2024	9M 2023
Revenues1)	575,739	580,113
Costs of revenues	(506,955)	(442,729)
Gross profit	68,784	137,384
Gross margin in %	11.9%	23.7%

R&D expenses2)	(41,128)	(48,366)
SG&A expenses	(138,297)	(127,482)
Other operating income	34,983	52,290
Other operating expense	(11,393)	(44,655)
Impairment of intangible assets	—	(5,131)
Reorganization costs	(62,257)	—
Operating income (loss)	(149,306)	(35,960)

Adjusted EBITDA3)	(5,971)	50,211

1) Group revenues would have amounted to € 575.7 m at constant exchange rates

2) 9M 2023 includes €2.7 m partnered R&D, not applicable in 9M 2024

3) Net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results, change in contingent consideration (earn-out) and items that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group.

The following table details Evotec’s segment revenues and operating income (loss) for the nine months ended 30 September 2024:

In T€	Shared R&D	Just Evotec Biologics	Intersegment Eliminations	Evotec Group 9M2024
Revenues	447,115	129,307	(682)	575,739
Operating result	(131,725)	(17,581)	—	(149,306)

interim STATEMENT 9M 2024

REPORT ON THE FINANCIAL SITUATION AND RESULTS

1. Results of operations

During the nine months ended 30 September 2024 Group revenues decreased by (1)% to € 575.7 m compared to the same period of the previous year (9M 2023: € 580.1 m). The decrease was driven by (12)% lower revenues in the Shared R&D segment, whereas Just - Evotec Biologics contributed € 128.7 m during the nine months ended 30 September 2024 versus € 74.1 m in the comparable prior year period. There was no significant fx impact on the revenues compared to prior year. Base business decreased by (0.5)% from € 575.3 m in 9M 2023 to € 572.6 m in the nine months ended 30 September 2024.

The Costs of revenue for the nine months ended 30 September 2024 amounted to € 507.0 m (9M 2023: € 442.7 m) yielding a gross margin of 11.9% (9M 2023: 23.7%). Within the comparable prior year, € 31.8 m were reclassified from Costs of revenue towards Other Operating Expense, representing the internal effort of the Operations functions focused on business recovery after the cyber-attack. The other main driver of the increase in the costs of revenue lies within Just-Evotec Biologics due to higher headcount numbers and therefore higher labour costs, as well as increased material and supplier costs to cover the increased business

R&D expenses were € 41.1 m, compared to € 48.4 m in the nine months ended 30 September 2023 (-15%), with a focused capital allocation to selected R&D projects.

SG&A expenses for the nine months ended 30 September 2024 amounted to € 138.3 m and were thus € 10.8 m or 8% higher compared to last year (9M 2023: € 127.5 m) especially driven by higher IT costs as well as Business Development and General & Admin expenses. The increase was related to higher personnel costs, consultancy and depreciation expenses. Overall, SG&A expenses have increased significantly more than the revenue growth in the past years and a simplification of the organization structure, operating model and footprint is needed as announced in the reorganization program.

For the nine months ended 30 September 2024, other operating income amounted to € 35.0 m, compared to € 52.3 m for the comparable prior year period. The decrease was driven by the Sanofi contribution that ended in 2023 (9M 2023 € 16.9 m). Key driver for the decrease of other operating expenses from € 44.7 m in the first nine months of 2023 to € 11.4 m in the first nine months of 2024 were the internal and external costs related to the recovery after the cyber-attack, which are significantly lower within the first nine months of 2024.

The Group has also reviewed its finite lived intangible assets as well as Goodwill for impairment whenever triggering events or changes in circumstances indicate that carrying amount value may not be recoverable. Following this review, the Group has not identified any impairment trigger. In the nine months ended 30 September 2023, the review led to the recognition of an impairment loss of € (5.1) m linked to research and development projects.

For the nine months ended 30 September 2024 Reorganisation costs amounted to € (62.3) m driven by planned headcount reduction, planned closure of selected sites, and the further reduction of physical footprint through surrendering of certain lease agreements and the associated costs.

interim STATEMENT 9M 2024

Adjusted Group EBITDA for the nine months ended 30 September 2024 amounted to € (6.o) m (9M 2023: € 50.2 m) driven by a small single-digit decrease in revenues, higher costs and less contribution within other operating income.

The net income (loss) as of 30 September 2024 amounted to € (155.2) m (9M 2023: € (67.8) m), predominantly driven by higher costs of revenues and reorganization costs,but partially offset by more favourable income taxes.

2. Result in our reportable segments Shared R&D and Just-Evotec Biologics

In the Shared R&D segment, revenues (incl. intersegment revenues) decreased by (12)% to € 447.1 m (9M 2023: € 506.1 m) mainly driven by a weaker performance within parts of the Discovery business area partially offset by increased revenues within the transactional business areas that was impacted heavily in the prior year after the cyber-attack.

Costs of revenue within Shared R&D were at € 382.9 m in the nine months ended 30 September 2024 (9M 2023: € 370.0 m), corresponding to a gross margin of 14.3% (9M 2023: 26.9%). The decrease in the gross margin was mainly driven by a lower top-line performance, a high fixed-cost base and under-utilization in some areas of Shared R&D. In the nine months ended 30 September 2023 we reclassified € 21.7 m from Costs of revenues to Other operating expenses as this was time we spent on recovering after the cyber-attack.

R&D expenses came in at € 41.3 m (9M 2023: € 48.4 m), with a focused capital allocation approach to specific R&D projects. SG&A expenses increased to € 115.4 m (9M 2023: € 107.8 m), mainly caused by an increase in IT expenses. For the nine months ended 30 September 2024, other operating income amounted to € 33.4 m, compared to € 50.6 m for the comparable prior year period, driven by the conclusion of the Sanofi contribution in 2023. Other operating expenses were € 11.4 m (9M 2023: € 34.5 m) driven by one-off expenses related to the cyber-attack but significantly lower compared to the comparable prior year period due to less internal and external cyber costs.

The adjusted EBITDA of the Shared R&D segment was € (6.8) m (9M 2023: € 61.1 m), due to lower revenues on an increasing cost base within costs of revenues and SG&A expenses and lower other operating income.

Revenues within Just-Evotec Biologics increased to € 128.7 m (9M 2023: € 74.1 m). This growth of 74% was strongly driven by the higher order book in our Redmond, US plant. The new factory in Toulouse, France, is expected to be fully operational in Q1 2025.

Costs of revenues of € 124.4 m were incurred in the first nine months of 2024, with higher labour and service and supplier costs to cover the increased base business in the US and the continuous ramp-up in France, compared to € 72.8 m within the nine months ended 30 September 2023, with increasing business in the US. In the same period, gross margin increased to 3.8% from 1.8% in the first nine months of 2023.

The increase in SG&A expenses (9M 2024: € 22.9 m vs. 9M 2023: € 19.7 m) was mainly caused by higher headcount and the continuous investment in IT-systems and process improvements. Other Operating Expense decreased by € 9.4 m, mainly related to the reclassification from Costs of Revenues to Other Operating Expense interim STATEMENT 9M 2024

within the nine months ended 30 September 2023 related mainly to time spent on recovering after the cyber-attack.

The adjusted EBITDA within Just-Evotec Biologics has increased to € 0.8 m (9M 2023: € (10.9) m, as the revenue has increased stronger than the cost base. Within the nine months ended 30 September 2023, we recognized a higher upfront revenue compared to this year. The base business development however, shows a positive development.

3. Financing and financial position

Cash flow provided by (used in) operating activities in the nine months ended 30 September 2024 was € (56.0) m compared with € 16.5 m in the first nine months of 2023. This year’s figure is negatively affected by an increased net loss and unfavourable changes in working capital.

Net cash used in investing activities for the nine months ended 30 September 2024 amounted to € (88.1) m (9M 2023: € 16.7 m). Capital expenditure decreased to € 102.3 m (9M 2023: € 150.0 m) and was mainly due to investments in the Just-Evotec Biologics production facilities. The proceeds from sale of current investments decreased significantly to € 30.8 m (9M 2023: € 203.1 m) and originated from the sale of bonds and fixed term investments.

Net cash used in financing activities amounted € (132.1) m in the nine months ended 30 September 2024 (9M 2023: € 48.9 m) due to the repayment of loans and lease obligations € (128.4) m.

Cash and cash equivalents amounted to € 231.3 m as of 30 September 2024 (31 December 2023: € 510.9 m ). Total Liquidity decreased to € 303.3 m (31 December 2023: € 604.1 m).

4. Assets, liabilities, and stockholders’ equity

Assets

Between 31 December 2023 and 30 September 2024, total assets decreased by € (261.7) m to € 1,990.8 m (31 December 2023: € 2,252.5 m).

Investments amounted to € 72.0 m (31 December 2023: € 93.2 m). This decrease was mainly due to the sale of current investments.

Contract assets amounted to € 39.1 m (31 December 2023: € 25.0 m). This increase is mainly due to an increase in contract assets in Just Evotec Biologics Inc. of € 11.9 m.

Inventories as of 30 September 2024 increased by € 4.9 m to € 35.8 m compared to 31 December 2023 (€ 30.9 m). This increase is due to the growth of operations in Just — Evotec Biologics.

Current tax assets increased from € 80.7 m as per 31 December 2023 to € 90.9 m as per 30 September 2024. The increase resulted from a reclassification from non-current to current and is partially offset by refunds and factoring of R&D tax credits.

interim STATEMENT 9M 2024

Other current financial assets including derivatives increased to € 75.2 m (31 December 2023: € 12.8 m) which is mainly due to factoring of R&D tax credits in France. Evotec received the related payments in October 2024.

For Assets classified as held for sale , see “5. Reorganization”.

Non-current investments and other non-current financial assets amounted to € 119.4 m (31 December 2023: € 139.0 m). This decrease resulted mainly from the revaluation of Evotec’s share in Exscientia plc.

Property, plant and equipment increased by € 7.2 m to € 813.8 m (31 December 2023: € 806.6 m) caused by capital expenditures for site expansions, especially in Just - Evotec Biologics EU SAS and Just — Evotec Biologics Inc., exceeding depreciations and reductions due to the termination of lease contracts.

Intangible assets and Goodwill increased by € 4.8 m compared with 31 December 2023, to € 295.9 m (31 December 2023: € 291.1 m), primarily due to new developed technologies.

The increase in Deferred tax assets to € 36.1 m as of 30 September 2024 (31 December 2023: € 14.3 m) is mainly related to deferred taxes recognized on increased tax losses in Germany.

Non-current tax assets decreased to € 23.5 m (31 December 2023: € 94.4 m) mainly due to a reclassification from non-current to current and factoring of R&D tax credits..

Liabilities

Current financial liabilities decreased to € 53.5 m (31 December 2023: €149.1 m) mainly due to the repayment of debt.

Trade and other payables decreased by € (64.4) m in the nine months ended 30 September 2024 to € 69.9 m (31 December 2023: € 134.3 m), resulting from the payment of a high volume of invoices in the first quarter of 2024.

Current and non-current contract liabilities increased by € 54.0 m to € 306.9 m (31 December 2023: € 252.9 m) predominantly due to prepayments received from BMS in Q3 2024.

Current and non-current provisions increased by € 33.5 m to € 94.8 m (31 December 2023: € 61.2 m) mainly because of the build-up of current and non-current provisions for reorganization.

Non-current financial liabilities decreased to € 416.5 m (31 December 2023: € 477.1 m) due to the termination of lease contracts as well as the conversion of a forgivable loan received for the construction of facilities (€ 20.8 m).

Stockholders’ equity

Total stockholders’ equity decreased by € (151.4) m to € 968.5 m (31 December 2023: € 1,119.9 m).

Evotec’s equity ratio as of 30 September 2024 slightly decreased to 48.6% (31 December 2023: 49.7%).

interim STATEMENT 9M 2024

5. Reorganization

On 24 April 2024 as part of the publication of the 2023 Annual Results, the Group announced that it was currently assessing its current footprint and activities. As of 30 June 2024, the Group has recognized a provision of € 64.5 m to cover the expected and estimated costs associated with the reorganization. Estimated reorganization costs mainly include employee termination benefits, Real Estate footprint optimization and other direct costs associated with the reorganization.

Predominantly due to the reclassification of the operations of Evotec DS to held for sale, the provision for reorganization decreased to € 44.9 m as of 30 September 2024.

On 2 November 2024, the Group signed a SPA for the sale of Evotec DS.

As a result of the company’s ‘Priority Reset’, the company has identified a contingent liability in regards to a possibly onerous lease contract. The company continues to closely review scenarios to limit the impact to the maximum extent.

6. Human Resources

Employees

Headquartered in Hamburg, Germany, the Evotec Group employs 5,007 people globally as of 30 September 2024 (31 December 2023: 5,061 employees), and therefore (1)% less compared to prior year’s end. Overall, the number of employees decreased by (79) compared to the nine months ended 30 September 2023 with 5,086, due to the first impact of the reorganization program but partly offset by increased headcount within Just - Evotec Biologics. The full impact of the reorganization on the head count will be more visible within Q4 2024 and reaching into the first half of 2025.

interim STATEMENT 9M 2024

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS1

Evotec SE and Subsidiaries

Consolidated interim income statement for the period from 1 January to 30 September 2024

in k€ except share and per share data	Nine months ended 30 September 2024	Nine months ended 30 September 2023	Three months ended 30 September 2024	Three months ended 30 September 2023
Revenue	575,739	580,113	184,890	196,278
Costs of revenue	(506,955)	(442,729)	(166,607)	(158,454)
Gross profit	68,784	137,384	18,283	37,823

Operating income (expenses)
Research and development	(41,128)	(48,366)	(11,874)	(17,503)
Selling, general and administrative expenses	(138,297)	(127,482)	(46,391)	(39,290)
Other operating income	34,983	52,290	10,750	13,804
Other operating expenses	(11,393)	(44,655)	(3,459)	(7,010)
Impairments of intangible assets	—	(5,131)	—	(12)
Reorganization costs	(62,257)	—	6,199	—
Total operating income (expenses)	(218,090)	(173,344)	(44,776)	(50,011)
Operating income (loss)	(149,306)	(35,960)	(26,493)	(12,187)

Non-operating income (expense)
Gain (loss) on investment and financial instruments reevaluation	(14,788)	(11,065)	(6,233)	(16,632)
Share of profit (loss) and reevaluation of at-equity investments	(1,507)	(11,608)	(1,910)	(4,459)
Other Financial income	2,802	8,160	917	2,482
Other Financial expense	(7,282)	(8,558)	(1,866)	(3,521)
Other non-operating income (expense)	(8,029)	2,463	(11,290)	4,401
Total non-operating income (expense)	(28,805)	(20,608)	(20,381)	(17,729)

Net Income (loss) before taxes	(178,111)	(56,568)	(46,874)	(29,916)
Total taxes	22,872	(11,215)	7,241	(9,039)

Net income (loss)	(155,239)	(67,782)	(39,634)	(38,955)
Weighted average shares outstanding	177,277,605	176,910,122	177,347,294	176,935,744
Net result per share	(0.88)	(0.38)	(0.22)	(0.22)

1) Each financial statement line item is rounded individually. Totals and subtotals may therefore deviate slightly from the sum of the individual items.

interim STATEMENT 9M 2024

Evotec SE and Subsidiaries

Consolidated interim statement of financial position as of 30 September 2024

in k€	as of 30 September 2024	as of 31 December 2023
ASSETS
Current Assets:
— Cash and cash equivalents	231,298	510,909
— Investments	71,976	93,203
— Trade and other receivables	97,742	98,396
— Contract assets	39,091	25,000
— Inventories	35,772	30,890
— Current tax assets	90,920	80,659
— Other current financial assets including derivatives	75,245	12,759
— Prepaid expenses and other current assets	48,632	51,345
— Assets classified as Held for Sale	7,423	—
Total current assets	698,099	903,162

Non-current assets:
— Non-current investments and other non-current financial assets	119,362	139,023
— Investments in associates and Joint ventures	4,119	3,071
— Property, plant and equipment	813,805	806,563
— Intangible assets and Goodwill	295,866	291,089
— Deferred tax assets	36,054	14,330
— Non-current tax assets	23,503	94,393
— Other non-current assets	—	837
Total non-current assets	1,292,710	1,349,306
Total assets	1,990,809	2,252,468

interim STATEMENT 9M 2024

in k€	as of 30 September 2024	as of 31 December 2023
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
— Current financial liabilities	53,537	149,096
— Trade and other payables	69,894	134,319
— Contract liabilities	98,684	97,587
— Deferred income	8,714	10,268
— Provisions	67,680	45,165
— Current income tax liabilities	3,785	5,565
— Other current liabilities	23,901	22,572
— Liabilities classified as Held for Sale	7,423	—
Total current liabilities	333,618	464,573

Non-current liabilities:
— Non-current financial liabilities	416,514	477,112
— Deferred tax liabilities	14,052	18,137
— Provisions	27,074	16,063
— Contract liabilities	208,207	155,287
— Other non-current liabilities	22,875	1,387
Total non-current liabilities	688,721	667,987

Stockholders’ equity:
— Share capital	177,553	177,186
— Additional paid-in capital	1,451,818	1,449,654
— Retained Earnings	(631,530)	(476,290)
— Accumulated other comprehensive income	(29,372)	(30,643)
Total stockholders’ equity	968,469	1,119,908

Total liabilities and stockholders’ equity	1,990,809	2,252,468

interim STATEMENT 9M 2024

Evotec SE and Subsidiaries

Condensed consolidated interim statement of cash flows for the nine months ended 30 September 2024

in k€	Nine months ended 30 September 2024	Nine months ended 30 September 2023
Cash flows from operating activities:
— Net income (loss)	(155,239)	(67,782)
— Adjustments to reconcile net income to net cash provided by operating activities	122,992	108,754
— Change in assets and liabilities	(23,752)	(24,476)
Net cash provided by (used in) operating activities	(55,999)	16,495

Cash flow from investing activities:
— Interest Received[1]	3,217	3,679
— Purchase of property, plant and equipment, net	(102,266)	(149,956)
— Proceeds from sale of property, plant and equipment	1,592	—
— Acquisition of intangible assets and development expenditures	(4,890)	—
— Purchase of investments in associated companies and other long-term investments and convertibles	(12,618)	(20,202)
— Acquisition of current investments	(8,000)	(21,439)
— Proceeds from sale of current investments	30,791	203,062
— Acquisitions of subsidiaries net of cash acquired	—	1,567
—Proceeds from Government Grants[2]	4,066	—
Net cash used in investing activities	(88,108)	16,711

Cash flow from financing activities:
— Interest Paid[1]	(4,940)	(4,990)
— Proceeds from loans	900	151,374
— Proceeds from option exercise	368	233
— Repayment of loans	(110,384)	(84,775)
— Repayment of lease obligation	(18,038)	(12,983)
Net cash used in financing activities	(132,095)	48,858

Net increase (decrease) in cash and cash equivalents	(276,202)	82,065
Exchange rate difference	(3,408)	2,147
Cash and cash equivalents at beginning of year	510,908	415,155
Cash and cash equivalents at end of the period	231,298	499,366

1 Interest received and interest paid are reallocated from the operating cash flow to the investing cash flow and the financing cash flow, respectively. Hence, the previous year figures deviate from the figures published in the interim report Q3/2023. The change was made to provide a clearer picture of the financial position.

2 Proceeds from government grants have been reclassified from “Purchase of property, plant and equipment” to a separate line within the investing cash flow.

interim STATEMENT 9M 2024

FORWARD-LOOKING STATEMENTS

This interim statement contains forward-looking statements concerning future events. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “Plan,” “Potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Adjusted Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a few assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Factors that could cause actual results to differ are discussed under the heading “Risk Factors” in our Annual Report for the year ended 31 December 2023. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

NON-IFRS METRICS

This interim report includes certain financial measures and metrics not based on IFRS, including Adjusted Group EBITDA. We define Adjusted EBITDA as net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results and change in contingent consideration (earn-out).

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure presented as a supplemental measure of our performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA is presented because it is a key metric used by our Management Board to assess our financial performance. Management believes Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business. Our definition of this non-IFRS financial measure may not be comparable to similarly titled measures of other companies, thereby reducing the usefulness of our Adjusted EBITDA as a tool for comparison.

interim STATEMENT 9M 2024

The following table shows the reconciliation of net income to Adjusted EBITDA:

in T€	Evotec Group 9M 2024	Evotec Group 9M 2023
Net income	(155,239)	(67,782)
- Interest expense (net)	4,480	398
- Tax expense	(22,872)	11,215
- Depreciation of tangible assets	69,452	63,719
- Amortization of intangible assets	4,667	5,432
EBITDA	(99,512)	12,982
- Impairment of intangible assets	—	5,131
- Gain (loss) on investment and financial instruments reevaluation	14,788	11,065
- Share of profit (loss) and reevaluation of at-equity investments	1,507	11,608
- Foreign currency exchange (loss) gain, net	9,800	175
- Other non-operating income, net	(1,771)	(2,638)
- One-Off External Cyber-related Costs	6,960	11,889
- Reorganization Costs	62,257	—
Adjusted EBITDA	(5,971)	50,211